Exhibit (a)(2)(E)

Dear GFI Colleagues,

As you may know, a special meeting of GFI shareholders took place on Friday to vote on the GFI/CME transaction. Preliminary results indicate that GFI shareholders did not approve the proposed merger. As a result, both GFI and CME determined that terminating the merger agreement was in the best interests of our respective companies and shareholders. The Board also announced on Friday that it would be exploring strategic alternatives in order to maximize shareholder value.

We write to personally express to you that it is ‘business as usual’ at GFI. The Board continues NOT to recommend and support the BGC tender offer that is set to expire on Tuesday at 5pm EST and, at this time, the tender offer cannot be successfully completed due to a number of its conditions not being satisfied. The Board continues its commitment to fulfill its fiduciary duties to this company, the protection of our remarkable employees and the maximization of value to our shareholders.

We would also like to take this opportunity to thank you ALL again for your continued support and diligence at this time. It is your unwavering loyalty, hard work and commitment to GFI that makes this company the success it is today.

We will make sure to update you periodically when there is any further news from a corporate level.

Sincerely,

Mickey Gooch and Colin Heffron